NOBLE INNOVATIONS, INC.

June 11, 2009

Adam Phippen
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:	Noble Innovations, Inc.
Item 4.02 Form 8-K
Filed May 26, 2009
File No. 000-53433

Dear Adam Phippen,

This correspondence is in response to your letter dated May 26, 2009 in reference to our filing of the Item 4.02 Form 8-K Filed May 26, 2009 on the behalf of Noble Innovations, Inc., File No. 000-53433.

Form 8-K filed May 22, 2009

1.
Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon. Also, please specifically identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

Answer: We have complied with your comment and revised the 8-K per the requirements of Item 4.02(a)(1) of From 8-K to include the following:

On May 15, 2009, the chief executive officer and principal accounting officer of the Company, under authority granted to them by, and with the approval of, the board of directors, concluded that our previously reported consolidated financial statements included in our annual reports for the year ended December 31, 2008 and 2007, as well as our interim reports for the periods ended March 31, 2008, June 30, 2008 & September 30, 2008, should no longer be relied upon.

2.
If applicable, please revise the date on the cover page to represent the date of board of directors, a committee of the board of directors or the officer or officers authorized to take such action concluded that the previously issued financial statements should no longer be relied upon.

Answer: We have complied with your comment.

3.
It appears you concluded that fiscal 2008 interim financial statements included in Form 10-Q filed June 4, 2008, August 15, 2008 and November 14, 2008 can still be relied upon. If so, tell us the basis for your conclusion for each interim period. If not, please identify the interim financial statements and periods covered that should no longer be relied upon as required by Item 4.02(a)(1) of Form 8-K. In addition, tell us whether you intend to amend the quarterly reports to include restated interim financial statements, and if not, the reasons why.

Answer:  Respectfully,  we have determined all of our interim financial statements for 2008 cannot be relied upon, as well as, our consolidated financial statements included in our annual report for the year ended December 31, 2007. Please see the revised notice as documented in our response to question #1.

4.
Please explain to us why the fair value of the stock-based awards should have been expensed upon issuance citing the authoritative literature that supports your revised accounting treatment. In doing so, please include a discussion of vesting and exercisability terms of the agreements, including those that may infer implicit requisite service periods of awards granted to employees and the periods over which, non-employees are required to perform services. Refer to SAB Topic 14:A, EITF 96-18, EITF 00-18 and SFAS 123(R).

Answer:  The measurement date and the means of measurement recognized (fair value) is consistent between what was originally reported and what was restated in the Form 10-Q for the three months ended March 31, 2009, but the recognition of the expense was restated. We changed our recognition of the cost from amortizing the cost over the life of the contractual agreement to expensing the entire cost on the measurement date. Our research as defined below has led us to believe that the expense should have been recognized over the requisite service period, which would have been on the date of issuance due to a lack of vesting period, or restrictions on the transferability of the equity awards.. As such, we will amend our Form 10-KSB for the year ended December 31, 2007, all of our interim reports for the 2008 calendar year, and our Form 10-K for the year ended December 31, 2008.  Our original accounting and interpretation of the guidance is as follows:

Case 1 (Non-Employees):

Facts and circumstances as originally filed with the commission:

The Company entered into multiple agreements with non- employees (“consultants”) for services rendered over multiple periods up to one year in length. As part of the agreements the consultants were granted and issued both, fully vested, non-forfeitable shares of the Company’s common stock (no specific performance was required by the employees to retain the equity instruments, other than their agreement to the terms of the consulting agreements), and options to purchase the Company’s common stock which did not include any vesting period, or limitations with regard to the exercisability of the stock options (no specific performance was required by the consultants to retain the equity instruments, other than their agreement to the terms of the consulting agreements). The shares were valued based upon the Company’s fair market value of the common stock exchanged at the time the agreement was consummated, and the options were valued using the black-scholes pricing model. The expense was recognized over the life of the agreement using a contra-equity account to record the asset representing the “prepaid” portion attributed to the equity award.

Explanation of the Company’s interpretation of the related accounting guidance:

Paragraph 7 of SFAS 123(R) addresses the measurement principle for share-based payment transactions. In accordance with SFAS 123(R), the Company valued the common stock payments based on the fair value of the Company’s common stock, and the intrinsic value of the common stock options awarded using a black-scholes pricing model, which were more reliably measurable than the fair market value of the services provided.  SFAS 123(R) does not provide guidance on the determination date for share-based payment transactions with parties other than employees. EITF issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” establishes criteria for determining the measurement date.

Issue 1 of EITF 96-18 establishes the measurement date as of the earlier of either of the following:

1.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”); or
2.	The date at which the counterparty’s performance is complete.

In all instances of the Company’s non-employee, share-based equity compensation payments the measurement date was determined to be the date on which the parties entered into the agreements (performance commitment date) as they preceded the counterparty’s completion of performance.

EITF 96-18 did not address the period(s) or the manner (that is, capitalize versus expense) in which an enterprises should recognize the fair value of the equity instruments that will be issued, other than to reach a consensus that an asset, expense, or sales discount would be recognized (or previous recognition reversed) in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash instead of paying with or using the equity instruments. For guidance on the manner of recognizing the cost of the fair value of the equity instruments we turned to EITF 00-18.

EITF 96-18 addressed the measurement date in which the entity was to record the fair value of the transaction in accordance with SFAS 123 (R), or credit to equity. Issue 1 of EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other Than Employees”, addresses how the grantor should account for the corresponding debit or cost of the equity instruments. Issue 1 states if fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), the period(s) and manner in which the grantor should recognize the measured cost of the transaction if the grantor concludes that an asset (other than a note or a receivable) has been received in return for fully vested, non-forfeitable equity instruments that are issued at the date the grantor and grantee enter into an agreement for goods or services (and no specific performance is required by the grantee in order to retain those equity instruments), when, if ever that asset should be presented or classified as contra-equity. As the Company believed it received an asset in the form of a prepaid expense related to the future economic benefit derived from the future services pertaining to the contractual consulting agreements, the Company originally recorded a contra-equity account and amortized the expense over the life of the agreement in accordance with issue 1 of EITF 00-18. The task force met on July 19-20, 2000 and generally agreed that whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity) depends on the specific facts and circumstances. The task force met again on July 19, 2001 and observed that any measured cost of the transaction should be recognized in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid for the goods or services with cash instead of paying with, or using, the equity instruments. The Task Force also discussed under what circumstances, if ever, the grantor should present the capitalized cost as contra-equity. The Task Force requested the FASB staff develop criteria to use in assessing the appropriate balance sheet presentation of the capitalized cost in these situations. The Task Force was not asked to reach a consensus.

As the task force did not reach a consensus under EITF 00-18, and the capitalized treatment of the cost for non-employees would be inconsistent with the treatment of similar costs for employees under SFAS 123(R) as defined in Case 2 below, the Company turned to SAB Topic 14:A for guidance. SAB Topic 14:A states:
With respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of Guidance in Statement 123R would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement 123R by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance of Statement 123R would be inconsistent with the terms of of the instrument issued to a nonemployee in a share-based payment arrangement.”

Statement 123(R) states “This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period. As defined in Case 2 below, the requisite service period would not be consistent with the duration of the consulting agreement in which the equity awards were offered, therefore, the cost should have been expensed immediately, rather than capitalized and amortized over the length of the agreements.

Case 2 (Employees):

Facts and circumstances as originally filed with the commission:

The Company entered into employment agreements with the CEO and another key employee for services rendered over multiple periods up to three years in length. As part of the agreements the employees were granted and issued fully vested, non-forfeitable shares of the Company’s common stock (no specific performance was required by the employees to retain the equity instruments). The shares were valued based upon the Company’s fair market value of the common stock exchanged at the time the agreement was consummated, and the expense was recognized over the life of the agreement using a contra-equity account to record the asset representing the “prepaid” portion attributed to the equity award.

Explanation of the Company’s interpretation of the related accounting guidance:

As in Case 1, Paragraph 7 of SFAS 123(R) addresses the measurement principle for share-based payment transactions. In accordance with SFAS 123(R), the Company valued the common stock payments based on the fair value of the Company’s common stock, which were more reliably measurable than the fair market value of the services provided.  Paragraph 21 of SFAS 123(R) also depicts the measurement date as the grant date similarly to what was depicted in Case 1. The only issue the Company had with regard to the transactions in question was in relation to the recognition of the costs associated with the services rendered.

Paragraph 5 of SFAS 123(R) addresses the recognition principle for share-based payment transactions. It states an entity shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services are received. The entity shall recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. As the goods or services are disposed of or consumed, the entity shall recognize the related cost. And Paragraph 39 states, the compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. The requisite service period is estimated based on an analysis of the terms of the share-based payment award. Our interpretation of paragraph 39 was that although the equity instruments did not contain a vesting period, the shares of common stock were issued commensurate with, and as a part of the employment agreements and would not have been issued without the agreements being consummated, therefore, the fact that the requisite service period is often a vesting period, did not necessarily make it a prerequisite, and the duration of the employment agreement served as the requisite service period. Using a strict interpretation of the requisite service period, however, the Company has determined that since the shares were issued and were non-forfeitable the cost should have been expensed entirely upon issuance as further service was not “required” to receive the equity awards.

As a result of the guidance as noted, the Company believes its original accounting treatment relating to the share-based equity transactions was materially misstated. The Company has determined that the fair value was calculated on the appropriate measurement date, but the expense was inappropriately realized over the length of the service period using a contra-equity account that was not separately stated from additional paid in capital on the balance sheet, rather than expense the cost of the share-based equity transactions entirely upon issuance. As such, the company intends to restate their financial statements for the following periods:

December 31, 2008
September 30, 2008
June 30, 2008
March 31, 2008
December 31, 2007

In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 602-455-0507 or our counsel at 619-704-1310.

Sincerely,

/S/ James Cole
James Cole, Chief Executive Officer
Noble Innovations

Cc:	Donald J. Stoecklein, Esq.
Stoecklein Law Group